File No. 70-9021


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                          _________________________________

                                   AMENDMENT NO. 2
                                         TO
                                      FORM U-1
                         __________________________________

                             APPLICATION OR DECLARATION
                                      under the
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                        * * *

                        AMERICAN ELECTRIC POWER COMPANY, INC.
                                 AEP RESOURCES, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)

                                        * * *

                        AMERICAN ELECTRIC POWER COMPANY, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                       (Name of top registered holding company
                       parent of each applicant or declarant)

                                        * * *

                  John F. Di Lorenzo, Jr., Associate General Counsel
                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                       1 Riverside Plaza, Columbus, Ohio 43215
                     (Names and addresses of agents for service)

                          Jeffrey D. Cross, General Counsel
                                 AEP RESOURCES, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                     (Names and addresses of agents for service)





               American Electric Power Company,  Inc., a registered holding company  under the Public Utility Holding Company Act of 1935, as amended, and  its subsidiary,  AEP Resources, Inc.,  hereby amend their Application or Declaration on Form U-1 in File No. 70-9021.

               1.   The first paragraph of Item 1.  Description of Proposed

          Transaction is amended and restated as follows:

               "American  Electric  Power  Company,  Inc.  ('American'),  a

          holding  company  registered  under the  Public  Utility  Holding

          Company  Act  of  1935  ('1935 Act'),  and  AEP  Resources,  Inc.

          ('Resources'),  a wholly-owned nonutility subsidiary of American,

          request that the Commission exempt American from the requirements of Rule 53(a)(1)  such that American may use  the net proceeds of currently  authorized financings and issue Guarantees (as defined herein) in an aggregate amount at any one time outstanding which,

          when added to American's direct and indirect aggregate investment in all Exempt Projects (as defined herein), would not at any time exceed American's consolidated  retained earnings.  American  and all of  its subsidiaries1 are collectively  referred to herein as the 'American  System' and  American and Resources  are sometimes collectively referred to herein as the 'Applicants'."


               1Appalachian Power Company ('APCo'), Columbus Southern Power Company ('CSPCo'), Kentucky Power Company ('KPCo'), Kingsport Power Company ('KgpCo'), Indiana Michigan Power Company ('I&M'), Ohio Power Company ('OPCo') and Wheeling Power Company ('WPCo'), electric utility subsidiaries of American (sometimes collectively referred to herein as 'Operating Companies').



               2.   Section B of Item 1 is amended and restated as follows:

               "B. Exempt Projects Presently Owned or Under Investigation by American

               American's consolidated retained earnings (as  defined under

          Rule  53(a)  of  the  1935  Act)   as  of  June  30,  1997   were

          approximately  $1.574  billion and,  accordingly,  its Investment

          Limit was  about $787 million.  As of June 30, 1997, American had

          invested $359  million in Yorkshire  Electricity Group  plc.   In

          addition,  it has  $110  million designated  for Nanyang  General

          Light Electric Co. Ltd., of  which approximately $22 million  was invested  as of June 30,  1997.  American  is considering further

          investment  opportunities,   some  of  which  would   require  an

          'investment'  in  excess of  the  approximately  $318 million  of undesignated Investment Limit.

                    (1)  Yorkshire Electricity Group plc

                    On  February  24,  1997  American  and  Public  Service

          Company  of  Colorado   ('PSCo'),  indirectly  through  Yorkshire

          Holdings plc ('Yorkshire Holdings'), announced their intention to commence an offer  in the  United Kingdom to  acquire all of  the outstanding  share capital  of  Yorkshire  Electricity Group  plc

          ('Yorkshire  Electricity')  for an  aggregate  purchase  price of

          approximately $2.4  billion.   Yorkshire Electricity, which  is a

          FUCO,  serves approximately  2.1  million customers  in  England.

          Yorkshire    Electricity's    distribution    territory    covers

          approximately 4,180  square miles of  northeast England.   It was

          one of the 12  regional electricity companies created in  1990 by the British  government  as  part of  the  privatization  of  the

          electric  utility  industry  in  England and  Wales.    Yorkshire

          Electricity  is  primarily  a distribution  and  supply  company,

          purchasing most of its electricity  requirements from third-party generators.

                    The  purchase  price  for  the  outstanding  shares  of

          Yorkshire  Electricity was  financed by  loans made  by Yorkshire

          Holdings'  sole  shareholder,   Yorkshire  Power  Group   Limited

          ('YPG'), a  company  organized  under  the  laws  of  the  United

          Kingdom.    YPG  financed  its loans  to  Yorkshire  Holdings  by

          borrowing  approximately 1  billion UK  pounds (US  $1.5 billion)

          through  a  term  loan  and  revolving  facility  and  by  equity contributions from  its shareholders, Resources  and New  Century

          International, Inc.   The loan facility is neither guaranteed by,

          nor otherwise  provides for  recourse to, American,  Resources or any of American's operating utility subsidiaries.

                    Resources  invested  220  million UK  pounds  (US  $357

          million) for  50% of the  equity of  YPG.   Resources funded  its

          investment with a  $50 million cash investment  from American, $7 million  of short  term borrowing and  a $300  million adjustable rate  term loan under a  revolving credit agreement  with Bank of

          New  York as  agent.   Resources'  borrowings  are guaranteed  by

          American.   American's cash investment  was funded by proceeds of

          the  sale of its Common Stock under its dividend reinvestment and savings  plans.  As  of  June  30,  1997,  American's  'aggregate investment'  (as defined  under Rule  53(a) of  the 1935  Act) in

          Yorkshire Electricity  was $359 million, including  $2 million of capitalized expenses.

                    American anticipates that,  with the  exception of  the

          loss  associated with  the windfall  profit tax  discussed below,

          Yorkshire  Electricity will  make  a contribution  to  American's

          earnings per share.   In  addition to providing  American with  a

          relatively stable source of income in the future, the acquisition of  Yorkshire Electricity will  enable the grouping  of all three companies to:

          *    add   to  the  established  achievements  of  Yorkshire

               Electricity's  management  team.    Yorkshire  Holdings

               believes that  there are further  opportunities in  the

               United Kingdom electricity  market which it  can assist

               Yorkshire Electricity in pursuing;

          *    promote further  competition in each of  the companies'

               markets to the benefit of customers;

          *    share  effective best practice  initiatives between the

               three  companies across the  areas of customer service,

               cost-to-customer,     operational     and     financial

               disciplines;

          *    add proven expertise from American and PSCo in trading,

               generation, transmission and gas marketing; and

          *    bring  the financial resources  and technical marketing

               awareness  of American  and PSCo  to bear  on Yorkshire

               Electricity's  approach  to  the  deregulation  of  the

               United Kingdom supply market post-1998.

                    Prior to the announcement of the intention of Yorkshire

          Holdings to offer to acquire  the outstanding shares of Yorkshire

          Electricity,  Standard  & Poor's  and  Moody's  Investors Service

          rated  the senior unsecured debt  of Yorkshire Electricity AA and

          Aa3, respectively.  As customary,  after the announcement of  the takeover bid, both rating agencies placed these ratings on review

          for  possible downgrade.    These  announcements  recognized  the

          uncertainties concerning the financial implications for Yorkshire

          Electricity of the bid.   Standard & Poor's, however,  noted that

          it expected sufficient regulatory protection to maintain a rating in the investment-grade range.  See Exhibit C-1.

                    (2)  Nanyang General Light Electric Co., Ltd.

                    On September 22, 1996, AEP Pushan Power LDC ('AEPP'), a

          special  purpose subsidiary  of  Resources (formed  as a  Project

          Parent  under the  laws of  the Cayman  Islands), signed  a joint venture  agreement together  with two  local Chinese  partners in connection  with  the  formation  of the  Nanyang  General  Light

          Electric  Co.  Ltd.  ('Nanyang'),  a  cooperative  joint  venture company formed under the laws of the People's Republic of China.

                    Nanyang  was established to own, construct, finance and

          operate  a  coal-fired  electric generating  station  in Nanyang,

          Henan Province  China,  with  two units  of  125  megawatts  each

          ('Nanyang  Project').  On  November 4, 1996,  Nanyang was granted its business license and  its initial Board of Directors  meeting was held on November 13-14, 1996.  AEPP owns 70%  of Nanyang, and special  purpose financing  companies  established by  the  Henan

          Electric  Power  Company  ('Henan  Electric')  and  the  City  of

          Nanyang, respectively,  each own  15%.   Under the  joint venture

          agreement,  AEPP's  total commitment  in  U.S.  Dollars will  not exceed $110 million.  It is anticipated that this commitment will take the form  of approximately  $40 million as  a direct  equity investment,  and  approximately  $70 million  in  the  form  of a shareholder loan provided from  Resources.  As of June  30, 1997,

          $6  million and $13 million of equity and debt, respectively, had been provided  and American's 'aggregate investment'  (as defined in  Rule 53(a)  of the  1935  Act) in  Nanyang  was $22  million,

          including $3 million of capitalized expenses.

                    Henan Electric will construct the Nanyang Project under

          an  engineering,  construction  and  procurement  contract,  will operate the  Nanyang Project  under an operating  and maintenance contract and will purchase  the electric output from the  Nanyang

          Project under a 20 year power purchase contract.  These contracts were  executed between Nanyang and Henan Electric on November 14,

          1996.    Unit  1  of  the  Nanyang  Project  is  expected  to  be

          operational by June 1999 with Unit 2 following 5 months later.

                    (3)  Additional Investments in Exempt Projects

                    Although American is considering further investments in

          Exempt  Projects, its ability to  invest in, or begin development of,  additional projects is restricted by  the approximately $318

          million  that it  has  available.   Projects under  consideration

          include  generation opportunities in  Europe, China, Central Asia and  the  United States  as  well as  privatizations  of electric utilities in Australia and Brazil."

               3.   The following is added at the end of Item 1, Section C,

          Paragraph 2(d), Financial risks:

                         "As  of June  30,  1997, the  aggregate amount  of

          nonrecourse debt applicable to  Exempt Projects owned directly or indirectly by American was  approximately $2.27 billion, of which

          approximately   $1.135   billion   is   related   to   American's

          proportionate ownership interests in these Exempt Projects."

               4.   Paragraph (3) of  Section C  of Item 1  is amended  and

          restated as follows:

                    "(3) Application of Review Process and Risk Factors  to
                         Specific Investment Decisions

                    American's acquisition activity in China and the United

          Kingdom provides  an illustration of the review  process and risk analysis outlined above.

                         (a)  Nanyang Project.

                         The Nanyang  Project was developed and executed by

          a Resources  team  with several  years' experience  in the  China

          electricity market.   In September of 1994, Resources was invited

          to  visit   Northeast  China  in  connection   with  a  potential

          development opportunity  of  a large  coal-fired  power  project.

          Although  those meetings  have not  yet led  to a  project there,

          Resources'  personnel have  met many  times with  numerous senior central  and  provincial  level  government  officials throughout

          China and sent engineering teams to visit various  Chinese design

          and manufacturing facilities.   The Nanyang  Project arose as  an

          opportunity from these various contacts.

                         Once the preliminary terms of  the Nanyang Project

          were discussed with the  Chinese parties, including affiliates of

          Henan Electric, representing the power bureau for Henan Province,

          and  the City  of  Nanyang in  July  1995, senior  management  of

          Resources  discussed this  matter with  the Finance  Committee of

          American's  board  of directors.    This  Committee reviewed  and

          approved  the conditions  for making  this investment  into China including the maximum dollar  commitment for the Nanyang Project.

          Resources then entered  into a series of  negotiations with Henan

          Electric and the City of Nanyang over the next 14 months  leading to the signing of the Joint Venture Contract in September 1996.

                    Henan Electric is the  legal entity responsible for the

          operation, administration  and development of the  power industry in Henan Province,  which has  a population  of approximately  90 million.  Henan Electric is also part of the  Central China Power

          Grid Network, which coordinates the  supply of electricity in the four provinces in Central China (Henan, Hebei, Hubei and Jingxi).

          Henan Electric is  also responsible for monitoring  all the major

          power  plant  construction projects  in  Henan  Province.   Henan

          Electric owns or  controls 13 coal-fired  power plants and  other major  power distribution  and administration  centers throughout

          Henan Province.

                         Resources sought to  minimize operating risks  for

          the  Nanyang  Project by  developing  coal-fired  generation -  a

          technology   with  which   the  American   System  has   existing

          competencies.    Due  diligence  was carried  out  by  Resources'

          engineers with experience in coal-fired generation.  The  risk of changes  in the price of fuel is passed through to Henan Electric under the power purchase contract.  Henan Electric is responsible for the operations of the Nanyang Project, reducing the operating risk further.

                         Construction  risks are  minimized under  a fixed-

          price  construction  contract  with  milestones  and  performance guarantees (e.g., guaranteed  heat rates, availability  factors),

          backed by  appropriate levels  of liquidated damages,  again with

          Henan Electric.  The creditworthiness and 'track record' of Henan

          Electric  was  an important  consideration.    The 20-year  power

          purchase  contract with  Henan Electric  also  reduced commercial risks of the project.

                         'Political'  or  country  risk  was  mitigated  by

          partnering  with both the City  of Nanyang and  Henan Electric in this project and ensuring that the project had broad governmental support at every level, including Beijing and Premier Li Peng.

                         Although  initially the Nanyang  Project could not

          be financed with non-recourse debt, it is the intent of Resources to refinance the loan with long-term non-recourse debt as soon as

          the  capital markets will  provide such  funding.   To facilitate

          this, the  Nanyang Project documentation  is in a  form Resources

          believes   will  be  acceptable   for  an  international  project

          financing.  To address currency risk, Resources is paid under the power purchase contract in U.S. Dollars.

                         (b)  Yorkshire Electricity

                         The  Yorkshire acquisition was very different from

          Nanyang.   First,  it  contributed to  portfolio  diversification

          because it  is located in  a different region  of the  world, has primarily  distribution  not  generation assets  and  consists of existing operating  assets rather  than ones  under construction.

          Operating,  construction  and  commercial  risks  were  minimized because Yorkshire Electricity is an  existing profitable business with a strong management team.

                         Resources engaged  in a substantial  due diligence

          effort prior  to the  acquisition of  Yorkshire Electricity.   It

          employed financial and operational personnel from American System companies as well as retaining U.S. and U.K. financial, legal and accounting advisors.  It  concluded that all relevant  risks were adequately mitigated.

                         Yorkshire  Electricity  supplies  and  distributes

          electricity  to  2.1 million  customers  in  England.   Yorkshire

          Electricity  has  been  licensed  under the  Electricity  Act  to

          distribute and  supply electricity in  an authorized  area.   The

          Office of Electricity  Regulations ('OFFER') regulates  Yorkshire

          Electricity and other regional electric companies.

                         The  distribution  of  electricity   is  Yorkshire

          Electricity's core business and provides approximately 75% of its

          profitability.    Regulation  of  the  distribution  business  is

          subject  to  an  annual rate  cap  formula  based  on changes  in inflation less an efficiency factor.  Regulatory review and reset

          of  the formula is  scheduled for 2000.   The  formula provides a

          partial  price  hedge against  increased  expenses  and so  helps

          reduce  operating risk.    Efficiency gains  and cost  reductions

          below the rate cap formula benefit shareholders.

                         The   supply  business   in  the   United  Kingdom

          currently  is subject to competition  for loads in  excess of 100

          kw.   The  business is  scheduled to  become competitive  for all

          loads in 1998.   Yorkshire Electricity  currently has the  lowest

          supply  prices  in the  United  Kingdom.   Yorkshire  Electricity

          purchases  electricity in  the  wholesale market  for its  supply business  and  uses  hedge  contracts  to  minimize  exposure  to

          fluctuating electric prices.   Yorkshire Electricity's policy  is

          to  substantially  hedge its  forecasted  load  by entering  into

          hedging  contracts with  individual generators.   This  mitigates

          operating risk on the supply side.

                         Financial  risk  was  a  key  area  of  focus  for

          Resources in acquiring Yorkshire Electricity.  First, over 70% of

          the acquisition  price was  funded with  non-recourse debt.   YPG

          borrowed  approximately 1  billion  UK pounds  (US $1.5  billion)

          through a  nonrecourse loan  and revolving facility.   Resources'

          financial risk was then limited to its equity investment.

                         Although the acquisition was initially funded with

          variable rate debt by both YPG and Resources, it is expected that

          70%-80% portions  of the  debt will be  refunded with  fixed-rate

          long-term  debt  in the  near future.    In anticipation  of that

          refunding, YPG has  fixed the  interest rate on  60% of the  bank facility through interest rate swaps.

                         Foreign  currency risk has  been and will continue

          to be  minimized by borrowing  in pounds  sterling or if  in U.S.

          Dollars, hedging the conversion  rate.  For example, the  current

          YPG  credit facility is denominated in pounds.  In addition, when

          Resources made its  commitment to  invest in YPG,  it hedged  the conversion rate.

                         Legal  risks were deemed minimal because Resources

          did not  believe that  the United  Kingdom presented  any country specific  political  risks  due  to  its  established  legal  and regulatory framework."

               5.   The following is added at the end of  Section D of Item

          1:

                    "(3) The   actual  use   of  the   expanded  investment

          authority  cannot  be determined  at  this  time.   Although  the

          potential opportunities  are  numerous, until  the  authority  is

          received,  firm   commitments  cannot   be  made  to   the  early

          development  of  projects.    As a  result  of  various  factors,

          however,  it is  expected that  a majority  of the funds  will be invested in FUCOs  whose principal activities are subject to some

          sort of price  regulation in  the local country.   These  factors

          include  the fact that more  of these opportunities  appear to be available and that both  of Resources current investments  are of

          this type.   However, Resources also may consider  investments in

          generation plants which sell  their output in a spot  price power market as opposed to under long term contracts."

               6.   Section  E.  of  Item  1  is  amended  and restated  as

          follows:

               "E.  Proposed Increase in Financing of Exempt Projects

               For the reasons stated  above, American and Resources hereby requests that  the Commission exempt American  and Resources from the  requirements of Rule 53(a)(1)  under the 1935  Act such that

          American and Resources may use the net proceeds from the issuance of recourse debt and equity securities and issue Guarantees, each in accordance with and upon the terms of the Financing Orders, in an  aggregate amount at any time outstanding which, when added to

          American's direct and indirect aggregate investment in all Exempt

          Projects, would  not at  any time exceed  American's consolidated retained  earnings.  Based on  the $359 million  of investment in

          Yorkshire  Electricity and  the $110  million designated  for the

          Nanyang Project and American's consolidated  retained earnings as of June 30, 1997  (approximately $1.574 billion), such limitation

          would  allow  financing  of  investments  in  additional   Exempt

          Projects  of  approximately   $1.105  billion.     The  authority

          requested herein  will be sufficient  to enable American  to make investments in all Exempt Projects it is presently developing, as well  as  in  Exempt  Projects that  are  under  investigation at present or that arise in the future."

               7.   Paragraph 1 of Item 3.  Applicable Statutory Provisions

          is amended and restated as follows:

                    "(1) The use of proceeds from the issuance of debt  and

          equity securities  of American  to make  investments in  EWGs (as well  as  in  FUCOs), and  the  issuance  of,  or provision  for,

          Guarantees in connection  therewith by American, in amounts of up to  American's consolidated  retained  earnings will  not have  a

          'substantial adverse  impact' on  the financial integrity  of the

          American System.

                    The  lack  of  any   'substantial  adverse  impact'  on

          American's financial integrity as a result of increased levels of investments  in Exempt  Projects can  be demonstrated  in several ways,  including by  analyses  of historic  trends in  American's consolidated capitalization ratios and retained earnings and  the market view of American's securities.  Consideration of these and other relevant factors supports  the conclusion that the issuance of securities  and Guarantees by American  to finance investments in  Exempt  Projects  exceeding  the  50%  consolidated  retained

          earnings  limitation   in  Rule   53(a)(1)  will  not   have  any

          'substantial adverse  impact' on  the financial integrity  of the

          American System.

                    American  has a low-cost core electric utility business

          and is developing an international presence and other diversified businesses  that  will  provide  benefits  to  its  core  utility business, as well as enhance the potential  for substantial long-

          term earnings growth.  American's  consolidated retained earnings have grown on average almost 7% per year  over the previous three

          years.    American's  consolidated  capitalization  and  interest

          coverage  ratios are  within  industry ranges  for A-/BBB+  rated companies.  After announcement of  the offer to acquire Yorkshire

          Electricity,  the  rating   agencies  reaffirmed  these  ratings.

          Finally,  the  market's  assessment  of  American's prospect  for future growth  and earnings compares favorably  to other electric utility companies and its dividend payout ratio is improving.

                         (a)  Aggregate investments in  Exempt Projects  in

          amounts up  to 100% of American's  consolidated retained earnings

          (as defined in Rule 53(a)), which were $1.574 billion as  of June

          30, 1997, would still represent a relatively small commitment  of capital for a company the size of  American, based on various key financial ratios at June  30, 1997.  For example,  investments of this  amount would  be equal  to only  15.9% of  American's total capitalization ($9.9  billion), 13.7% of consolidated net utility plant ($11.5  billion), 9.7% of total  consolidated assets ($16.3 billion), and 19.9% of the market value of American's outstanding

          common stock  ($7.9 billion).   Such percentages  are lower  than

          those  of Southern as of  December 31, 1995  (16.3%, 15.4%, 11.0%

          and 20.4%,  respectively) and those  of CSW  as of June  30, 1995

          (23%, 23%, 14% and 31%, respectively) described by the Commission in their Orders as 'a relatively small commitment of capital'.

                    Taken  together with  the credit  strength of  the five

          major  Operating  Companies (which  are  presently  rated at  the equivalent of BBB+  or higher  by the three  major credit  rating agencies),  American's  actual  consolidated  capitalization  and interest coverage ratios for 1996 are well within industry ranges set by independent debt rating agencies for BBB+ rated companies,

          as shown below:

               Actual 1996 Capitalization and Interest Coverage Ratios (Excluding Non-Recourse Project Debt)

               Total Debt/Capital                                50.3%
               Pre-Tax Interest Coverage                          3.6
               Funds from Operating Income Interest Coverage      4.2

               1996  Industry   Ratios   for  BBB+   Rated   Investor-Owned
               Utilities*

                                                       High   Average   Low

               Total Debt/Capital                      59.2%   50.4%   41.3%
               Pre-Tax Interest Coverage                3.8     3.1     2.3
               Funds for Operating Income
                  Interest Coverage                     5.3     4.1     2.8
          ___________
               *    Source:   Moody's Investor Service  - Electric  Utility
                    Sourcebook, October 1996.

                    American's consolidated capitalization ratio as of June

          30, 1997 was  44.6% common  and preferred equity  and 55.4%  debt

          (including approximately  $639 million of  short term debt).   No

          nonrecourse debt of Exempt Projects is consolidated for financial reporting  purposes.  This ratio  continues to be within industry ranges  set by independent  debt rating  agencies for  BBB+ rated companies.

                         (b)  American's  consolidated  retained   earnings

          have grown on average almost 7%  per year over the previous three

          years.   Consolidated  retained  earnings increased  $56  million

          during 1994,  a 4.4% increase; by $84 million during 1995, a 6.3%

          increase;  by $138 million during  1996, a 9.8%  increase; and by

          $67 million during the first half of 1997, a 4.3% increase.

                         (c)  The market's assessment of  American's future

          growth  and earnings  also compares  favorably to  other electric

          utility issuers in  the 1994 to present time frame.   This can be

          shown by comparison of price-earnings and  market-to-book ratios,

          both of which show a significant strengthening when compared with

          the electric  utility industry  average in  that  period.   These

          measures indicate  investor confidence  in American's ability  to deliver shareholder value.

                                                                 Twelve
                                                                 Months
                                                                 Ended
                                 1993    1994    1995    1996    6/30/97

     P/E Ratio:
     American                    13.7    12.1    14.2    13.1    13.4
     Electric Industry2          14.0    11.7    13.8    12.4    12.3



     Market-to-Book Ratio:
     American                    165%    144%    174%    169%    170%
     Electric Industry3          167%    136%    140%    145%    N/A

                         (d)  In recent years,  American's dividend  payout

          ratio  (percentage of earnings  paid out in  dividends), has been slightly  above the  electric utility  industry average,  but has been improving.

                                                                 Twelve
                                                                 Months
                                                                 Ended
                                 1993    1994    1995    1996    6/30/97

     American Payout Ratio %:    88.8*   88.6    84.1    76.5    76.7
     Electric Industry %4        78.5    79.5    75.7    74.1    N/A

     ________________
          * Restated to eliminate the disallowance of Zimmer Generating Station costs.

                         (e)  None of the conditions described in paragraph

          (b) of Rule 53 is  applicable.  Specifically, (1) there has  been no bankruptcy  of any American associate  company; (2) American's


               2Average of Standard & Poor's 26 Electric Power Company Index as reported by Goldman Sachs Selected Electric Industry Statistics, July 1997, Table 13.

               3Goldman Sachs Selected Electric Industry Statistics, July 1997, Table 16.

               4Goldman Sachs Selected Electric Industry Statistics, July 1997, Tables 11 and 12.

          consolidated  retained  earnings, as  previously  indicated, have increased  in recent  years; and  (3) to  date, American  has not reported an 'operating loss' attributable to its Exempt Projects.

                         SFAS 121  requires a  listing of  all assets of  a

          utility that  a company plans to  write down and take  as a loss.

          American  presently has  no assets  listed pursuant to  SFAS 121.

          Based on American's current knowledge, no  assets with respect to any Exempt  Project presently  owned (directly or  indirectly) by

          American are expected to be placed on such list pursuant  to SFAS

          121.   Finally,  no associate Exempt  Project has  ever defaulted

          under  the  terms  of  any  financing  document.    None  of  the

          circumstances  described in  Rule 53(b)  has occurred.   American

          undertakes to  notify the  Commission by filing  a post-effective amendment  in  this  proceeding in  the  event  that  any of  the

          circumstances  described   in  Rule   53(b)  occurs   during  the

          authorization period.

                         In the general election held in the United Kingdom

          on May 1, 1997, as was  expected, the Labour Party won control of

          the  government with  a  considerable  majority.   Prior  to  the

          general election,  the Labour Party had  announced, and Resources was  aware,  that, if  elected the  Labour  Party would  impose a windfall profits tax on certain industries in the United Kingdom,

          including certain privatized business entities.  On July 2, 1997,

          the one-time  windfall profits tax  was introduced in  the Labour

          Party's Budget and on July 31, 1997, it became law.  The windfall tax  liability for Yorkshire  Electricity is estimated  to be 135 million  pounds sterling ($220 million).  The tax will be payable in two equal installments with the first in December 1997 and the second installment a year later.  American expects that Yorkshire

          Electricity will have  sufficient cash resources  to pay the  tax without the  need for  additional long-term borrowings  or equity contributions from Resources.

                         The  net   earnings  effect  on  American  of  the

          windfall  profits tax  is  expected to  be  $110 million  and  is

          expected to be recorded  in the third quarter.   Nonetheless, the

          net loss attributable to American's investment in EWGs and  FUCOs for 1997 should not exceed 5% of American's consolidated retained earnings as at December  31, 1997.  Therefore, the  conditions of

          Rule 53(b)(2) and (3) should continue to be satisfied.

                         (f)  Numerous   financial   indicators  show   the

          financial strength of American.  For example, American's earnings

          per  share  and   return  on   equity  were   $3.14  and   13.2%,

          respectively,  for  the year  ended  1996  and  $2.85 and  12.4%,

          respectively, for the year ended 1995."

               8.   Paragraphs  2(d)  and (e)  of  Item 3  are  amended and

          restated as follows:

                         "(d) The  major  Operating  Companies' ability  to

          issue  debt  and equity  securities  in the  future  depends upon earnings coverages at the time  such securities are issued;  that

          is,  they  must   comply  with   certain  coverage   requirements

          designated  in their  mortgage  bond indentures.   The  Operating

          Companies should  have more than adequate  earnings coverages for financing requirements in the foreseeable future.5

                         (e)  The major Operating Companies' coverages have

          generally  been within  the A  and BBB+ ranges  set by  the major

          rating  agencies  in  recent  years.    The  Operating  Companies

          continue to show adequate financial statistics as measured by the rating  agencies (pre-tax  interest coverage,  debt  ratio, funds from operations to debt, funds from operations interest coverage,

          and net cash flow to capital expenditures).


        S&P Rating:                   1993    1994    1995    1996    Current

        APCo                          A-      A-      A-      A-      A-
        CSPCo                         BBB+    BBB+    A-      A-      A-
        I&M                           BBB+    BBB+    BBB+    BBB+    BBB+
        KPCo                          BBB+    BBB+    BBB+    BBB+    BBB+
        OPCo                          A-      A-      A-      A-      A-


        Moody's Rating:               1993    1994    1995    1996    Current

        APCo                          A2      A2      A2      A3      A3
        CSPCo                         Baa2    Baa2    Baa1    A3      A3
        I&M                           Baa1    Baa1    Baa1    Baa1    Baa1
        KPCo                          Baa1    Baa1    Baa1    Baa1    Baa1
        OPCo                          A3      A3      A3      A3      A3


        Duff & Phelps Rating:         1993    1994    1995    1996    Current

        APCo                          A       A       A       A       A
        CSPCo                         BBB     BBB+    BBB+    A-      A
        I&M                           BBB     BBB+    BBB+    BBB+    N/A
        KPCo                          BBB+    BBB     BBB     BBB     N/A
        OPCo                          A       A       A       A       A


               5June  30,   1997  indenture  earnings   coverages  for  the
          Operating Companies range from about 3.65 to 8.44, in each case well above the required coverages of 2x.


                         In  addition, the  rating  agencies  consider  the

          Operating  Companies  to  have  relatively  favorable competitive positions, with  Standard &  Poor's ranking them  'somewhat above

          average' business position.   See Standard & Poor's Global Sector

          Review,  November 1996.    Fitch Investors  Service's Competitive

          Indicator  scores for  the  Operating Companies  are 2.30,  2.38,

          2.65,  2.60 and  2.45  for  APCo,  CSPCo,  I&M,  KPCo  and  OPCo,

          respectively,  relatively favorable  as compared  to the  average

          score  of 2.73.   See  Fitch Report  on American  Electric Power,

          October 14,  1996.   (A  lower score  indicating relatively  less

          vulnerability to competition.)

                         American does not believe that investments made in

          Exempt Projects have negatively  affected the first mortgage bond ratings of its operating  utility subsidiaries, APCo, CSPCo, I&M,

          KPCo and OPCo.  Upon announcement of the acquisition of Yorkshire

          Electricity,  the   credit  ratings  of  the   operating  utility

          subsidiaries were affirmed by Moody's, Standard & Poor's and Duff

          &  Phelps.   In a  separate action  at that  time, Duff  & Phelps

          downgraded  the  preferred  stock  of  APCo  and  OPCo,  but  the

          downgrade  is   not  reflective   of   either  recent   financial

          performance or  the  participation  of  American in  the  bid  to acquire Yorkshire Electricity."  See Exhibit C-2.

               9.   The following additional exhibits are filed in Item 6:

               Exhibit B-1    Pro forma financial statements

               Exhibit B-2    American  Capitalization  Summary as  of June
                              30, 1997

               Exhibit B-3    American  Quarterly Report  on Form  10-Q for
                              the Quarter ended June 30, 1997 (SEC File No.
                              1-3525) is incorporated by reference herein.

               Exhibit C-1    Rating  Agency   Announcements  re  Yorkshire
                              Electric Group

               Exhibit C-2    Rating Agency Announcements  re American  and
                              Operating Companies

                                      SIGNATURE

               Pursuant to  the requirements of the  Public Utility Holding

          Company Act of  1935, the undersigned companies have  duly caused this  statement to be signed  on their behalf  by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.


                              By_/s/ G. P. Maloney______
                                          Vice President


          Dated:  September 19, 1997



                                                                Exhibit B-1


                            DESCRIPTION OF THE TRANSACTION


               The following discussion describes the pro forma effects on the historical consolidated financial statements of American of the acquisition of Yorkshire Electricity by Yorkshire Power Group Limited ("Yorkshire Power"), a joint venture formed by subsidiaries of American and Public Service Company of Colorado ("PSCo"). The acquisition of Yorkshire Electricity was made by Yorkshire Holdings plc ("Yorkshire Holdings"), a wholly-owned subsidiary of the joint venture. The total consideration paid by Yorkshire Holdings to acquire Yorkshire Electricity is estimated to be approximately $2.4 billion (1.5 billion pounds sterling). The funds for the acquisition were obtained from American's and PSCo's subsidiaries' investment in Yorkshire Power of approximately $360 million (220 million pounds sterling) each, with the remainder obtained by Yorkshire Power through the issuance of non-recourse debt. Yorkshire Power, in turn, funded Yorkshire Holdings for the purpose of the acquisition. American's subsidiary initially funded its equity investment in Yorkshire Power with a $50 million cash investment from American, $10 million of short-term borrowing and a $300 million adjustable rate term loan under a long-term revolving credit agreement with Bank of New York as agent. American's investment in Yorkshire Power will be accounted for under the equity method of accounting.

               A limited number of adjustments are required to reflect the pro forma effects of the transaction; therefore, the information is being furnished in a narrative format as permitted by Article 11 of Regulation S-X.

                                  PERIODS PRESENTED

               Unaudited pro forma income statement information is provided for the twelve months ended December 31, 1996, and for the three months ended March 31, 1997, as if the transaction had been consummated on January 1, 1996, and January 1, 1997, respectively. Unaudited pro forma balance sheet information is provided as of March 31, 1997, as if the transaction had been consummated on such date. Pro forma income statement adjustments related to Yorkshire Power for the year ended December 31, 1996, reflect the twelve months ended December 31, 1996, and for the quarter ended March 31, 1997, reflect the three months ended December 31, 1996. Consequently, the pro forma income statement adjustments for the three month period ended March 31, 1997, are reflected in both periods.

          EFFECTS  OF PRO  FORMA  ADJUSTMENTS ON  AMERICAN'S STATEMENTS  OF
          INCOME

               The pro forma items necessary to reflect the acquisition of Yorkshire Electricity on American's statement of income include the recognition of equity in the estimated earnings of Yorkshire Power, an adjustment for interest expense on debt associated with American's investment in Yorkshire Power, and related income taxes. The estimated earnings of Yorkshire Power include the historical earnings of Yorkshire Electricity adjusted for the effects of purchase accounting (including increased depreciation on the revalued fixed assets and the amortization of goodwill), interest expense on debt issued by Yorkshire Power in connection with the acquisition, and related income taxes. American's equity in the resulting earnings is 50%, the same as its ownership interest in Yorkshire Power.

               Yorkshire Electricity's historical earnings, based on United Kingdom generally accepted accounting principles, totaled 102.4 million pounds sterling ($159.8 million) for the twelve months ended December 31, 1996 and 19.6 million pounds sterling ($32.1 million) for the three months ended December 31, 1996. Included in Yorkshire Electricity's earnings is the effect of a nonrecurring adjustment related to the write-off of certain computer development costs which totaled 22.2 million pounds sterling (net of tax) for the twelve months and three months ended December 31, 1996.

               The estimated effect of purchase accounting by Yorkshire Power and the conversion to United States generally accepted accounting principles would increase American's net income on a pro forma basis by approximately $19.4 million and $0.7 million for the twelve months ended December 31, 1996 and three months ended March 31, 1997, respectively. American's pro forma share of Yorkshire Power's earnings for the twelve months ended December 31, 1996 and three months ended March 31, 1997 would include, among other things, (a) increased depreciation of $5.2 million and $1.4 million, respectively, due to the revaluation of assets; (b) the amortization of goodwill of $21.1 million and $5.4 million, respectively; and (c) interest expense of $62.4 million and $16.4 million, respectively, on the non-recourse debt issued by Yorkshire Power in connection with the acquisition. (All dollar amounts have been converted using the average exchange rates for the twelve month period and three month period of $1.561/pound sterling and $1.636/pound sterling, respectively.)

               The following table shows the effect of the aforementioned pro forma adjustments on American's net income and earnings per share.

                                             Twelve Months Ended        Three Months Ended
                                               December 31, 1996           March 31, 1997

                                             Net Income   Earnings     Net Income   Earnings
                                             (millions)   Per Share*   (millions)   Per Share*
                                                    (unaudited)               (unaudited)


         American  . . . . . . . . . . . .      $587.4       $3.14        $172.6       $0.92
         Pro forma adjustments:
          Equity in Earnings
            of Yorkshire Power** . . . . .        19.4                       0.7
          Interest expense, net of tax . .       (11.3)                     (2.9)

         Pro forma result  . . . . . . . .      $595.5       $3.18        $170.4       $0.90

    * Based on the average number of common shares outstanding of 187,321,000 and 188,347,000 for the twelve months ended December 31, 1996, and three months ended March 31, 1997, respectively.

   ** Includes $12.3 million, net of tax ($0.07 per share) for the twelve months ended December 31, 1996 and three months ended March 31, 1997 for a nonrecurring write-off by Yorkshire Electricity of certain computer development costs.


               EFFECTS OF PRO FORMA ADJUSTMENTS ON AMERICAN'S BALANCE SHEET

               The only pro forma adjustments needed to reflect the acquisition of Yorkshire Electricity on American's balance sheet are the incorporation of American's investment in Yorkshire Power of $360 million and the inclusion of the associated short-term and long-term debt. There is no pro forma impact on total common shareholders' equity. At March 31, 1997, American's unaudited balance sheet reported total assets of $15,905.7 million, other property and investments of $917.5 million, cash and cash equivalents of $86.1 million, short-term debt of $334.3 million and long-term debt of $4,786.6 million. After adjusting for American's estimated investment in Yorkshire Power, the pro forma March 31, 1997 balance sheet would report total assets of $16,215.7 million, other property and investments of $1,277.5 million, cash and cash equivalents of $36.1 million, short-term debt of $344.3 million and long-term debt of $5,086.6 million.



                                                                Exhibit B-2


                        AMERICAN ELECTRIC POWER COMPANY, INC.
                                    CAPITALIZATION

                                        Actual
                                    June 30, 1997

                                                  $ Millions  Percentage

            Debt:
              First Mortgage Bonds  . . . . . .   $ 3,159
              Other Long-Term Debt  . . . . . .     2,185
              Short-Term Debt . . . . . . . . .       639
                                                  $ 5,983        55.4%
            Preferred:
              Stock . . . . . . . . . . . . . .   $   174         1.6%

            Common Equity:
              Common Stock  . . . . . . . . . .   $ 1,288
              Paid-in Capital . . . . . . . . .     1,746
              Retained Earnings . . . . . . . .     1,615
                                                  $ 4,649        43.0%

            Total Capitalization  . . . . . . .   $10,806       100.0%

               The foregoing table includes no non-recourse debt related to Exempt Entities that is consolidated for financial reporting purposes. The following table sets forth American's pro forma capitalization, including the additional amount of outstanding non-recourse debt ($1.135 billion) related to American's proportionate ownership interest in Exempt Entities.


                                      Pro Forma
                                    June 30, 1997

                                                 $ Millions   Percentage

            Debt:
              First Mortgage Bonds  . . . . . .  $ 3,159
              Other Long-Term Debt  . . . . . .    3,320
              Short-Term Debt . . . . . . . . .      639
                                                 $ 7,118         59.6%
            Preferred:
              Stock . . . . . . . . . . . . . .  $   174          1.5%

            Common Equity:
              Common Stock  . . . . . . . . . .  $ 1,288
              Paid-in Capital . . . . . . . . .    1,746
              Retained Earnings . . . . . . . .    1,615
                                                 $ 4,649         38.9%


            Total Capitalization  . . . . . . .  $11,941        100.0%



                                                                Exhibit C-1


          Moody's Investors Service                           Rating Action
          Global Credit Research


          Yorkshire Electricity Group plc             Published on 02/24/97


          London                                  London
          Richard Stephan                         Simon Atkinson
          Managing Director                       Senior Analyst
          European Corporates                     European Corporates
          Moody's Investors Service               Moody's Investors Service


          Journalists:                            Journalists:
               (171)772-5454                           (171)772-5454
          Subscribers:  (171)772-5366             Subscribers:
               (171)772-5366                           (171)772-5454

          MOODY'S PLACES Aa3 SENIOR DEBT RATINGS OF YORKSHIRE ELECTRICITY GROUP PLC AND ITS PRIME-1 RATING FOR COMMERCIAL PAPER ON REVIEW FOR POSSIBLE DOWNGRADE
          Approximately  GBP350  Million  of  Long  Term  Debt   Securities
          Affected

          London, 2/24/1997 -- Moody's Investors Service placed the Aa3 senior debt ratings and Prime-1 rating for commercial paper of Yorkshire Electricity plc (Yorkshire) on review for possible downgrade in response to a potentially large increase in debt service requirements following the announcement of a proposed acquisition by AEP and PS Colorado of 100% of Yorkshire's share capital. The offer is recommended by the board of Yorkshire but has yet to receive clearance from the regulatory authorities. Moody's review will focus on the implications for Yorkshire's business and financial strategies of the proposed change in ownership and an assessment of any assurances given by Yorkshire's proposed new owners to address any regulatory concerns of the Director General of Electricity Supply.

               Ratings under review for possible downgrade are:
          Yorkshire Electricity Group plc--9.25% Eurobonds due 2020; 8.625%
          Eurobonds  due 2005  at Aa3:   short  term rating  for commercial
          paper at Prime-1.

               Yorkshire Electricity Group plc is one of the UK regional electricity companies and has its head office in Leeds, Yorkshire, United Kingdom. The company had turnover of approximately 1.3 billion UK pounds, excluding National Grid Group, for the year ended 31st March, 1996.


          Balance Sheet Statistics

          Yorkshire Electricity Group plc

                                               (1) 1996      1995      1994

          Total debt % capital                     49.7      38.7      24.4
          Equity % capital                         50.3      61.3      75.6
          Total capital (million UK pounds)       1,035     1,023       923

          (1) Years ending March 31


          Opinion

          Rating Rationale

          YEG is a medium-sized UK REC, and the Aa3 rating reflects YEG's strong and stable earnings and cash flow resulting from its monopoly distribution business, which is the predominant contributor to earnings and cash flow. YEG has retained a strong balance sheet relative to its business risk, and net cash flows have benefitted from efficiency gains in the operation of its distribution business.

          In common with other RECs, YEG faces growing pressures in energy markets, emerging regulatory policy and the political environment leaning towards retrospective taxation. Regulation centres on prices, and the ringfencing regime for distribution utilities allows for dividend distributions from distributable earnings, so major restructurings are permissible.

          Value has been distributed to shareholders via special dividends, but YEG retains a strong balance sheet relative to its business risk. YEG's strategy is now to focus strongly on the efficiency of its core distribution business, although its earnings stream is expected to benefit in the future from core-related activities in electricity generation, electricity sales, and the pending deregulated gas market.

          Rating Outlook

          Negative. The ratings were placed under review for possible downgrade in response to the large increase in debt service requirements following the announcement of the acquisition by AEP and PS Colorado of 100% of YEG's share capital. The review will focus on the implications for YEG's business and financial strategies of the proposed change in ownership and an assessment of any assurances given by the new owners to address any regulatory concerns of the Director General of Electricity Supply.



          Yorkshire Electricity Ratings Placed on CreditWatch, Negative

          Standard & Poor's placed its 'AA' senior unsecured debt and corporate credit ratings and 'A-1+' commercial paper rating of Yorkshire Electricity plc on CreditWatch with negative implications.

          The CreditWatch placement followed the announcement by Yorkshire Electricity that it is recommending a takeover bid by American Electric Power Company, Inc. and Public Service Company of Colorado (bidding jointly as Yorkshire Holdings plc), valuing the company at 1.5 billion UK pounds.

          The CreditWatch announcement acknowledges uncertainties concerning the financial implications for Yorkshire Electricity if the bid clears regulatory hurdles. Standard & Poor's recognizes that the funding of such a takeover may lead to weaker debt servicing capacity than would be consistent with its current rating.

          Yorkshire Electricity's current ratings reflect the company's cash generative core business, a stable regulatory environment, and a relatively strong financial profile. Yorkshire distributed 23,223 gigawatt-hours to its two million customers in the year ended March 1996. Revenues are regulated through distribution and supply price caps linked to inflation.

          Standard & Poor's will review the credit implications of a successful bid for Yorkshire Electricity. Specifically, Standard & Poor's will assess:

          *    Any  regulatory  or  governmental  actions   that  may  have
               implications for the proposed takeover;

          *    The   effects  on   the  financial   profile  of   Yorkshire
               Electricity of the acquisition;

          * The group structure and the location of the debt financing within that structure; and

          *    Any operational benefits that may arise from the takeover.

          Following an assessment of these and other factors, Standard & Poor's will adjust the current ratings as appropriate. Given the recent statements of the government in relation to other recent bids in this sector, Standard & Poor's would expect sufficient regulatory protection to maintain the resultant rating in the investment-grade range. (See related News Comment on American Electric Power Company, Inc. and Public Service Company of Colorado).

                    Michael Wilkins, London (44)171-826-3528
                        Marc Watton, London (44)171-826-3641
                        Judith Waite, New York (1)212-208-1663



                                                                Exhibit C-2


          Moody's Investors Service                           Rating Action
          Global Credit Research


          Yorkshire Electricity Group plc             Published on 02/24/97


      New York                           New York
      Susan D. Abbott                    A. Tucker Hackett  Jonathan Cohen
      Managing Director                  Senior Analyst     Associate Analyst
      Energy                             Energy Communications &
                                              Speculative Grade
        Moody's Investors Service          Moody's Investors Service
        Journalists:  (212)553-0376        Journalists:  (212)553-0376
        Subscribers:  (212)553-1653        Subscribers:  (212)553-1653

          MOODY'S AFFIRMS CREDIT RATINGS OF AEP (P-2) AND SUBSIDIARIES; AFFIRMS CREDIT RATINGS OF PUBLIC SERVICE COMPANY OF COLORADO BUT CHANGES OUTLOOK TO NEGATIVE
          Approximately $10.7 Billion of Securities Affected

          NEW YORK, February 24, 1997 -- Moody's Investors Service has affirmed the Prime-2 short-term rating of American Electric Power Company (AEP) and the ratings of its subsidiaries. Moody's concurrently affirmed the ratings of Public Service Company of Colorado (senior secured at A3), but changed the outlook for Public Service of Colorado (PSCo) to negative. The change in outlook is in response to the proposed $2.4 billion tender offer for Yorkshire Electricity plc (Aa3 senior unsecured) by Yorkshire Holdings plc, a 50-50 joint venture newly formed by AEP and PSCo. The acquisition will be financed with a $1.9 billion non-recourse bank facility and with equity contributions of $360.2 million each from AEP and PSCo.

               The proposed tender offer for Yorkshire Electricity will not trigger a review by Moody's of AEP's or PSCo's credit ratings. However, the rating agency believes that the issue of incremental leverage by PSCo to finance its $360 million equity investment justifies a negative outlook for PSCo's ratings until this financing is replaced with equity or other non-debt mechanism. Failure to reduce leverage within the 18 months contemplated would put pressure on the company's ratings.

               While AEP's proposed timetable for taking out the additional leverage is not as aggressive as PSCo's, the impact on AEP's credit profile is less dramatic than the impact of additional leverage on PSCo, a smaller company. AEP will finance its equity investment largely with debt and proceeds from the company's $70 million per year dividend reinvestment program.

               AEP system ratings affirmed are the Prime-2 short-term ratings of AEP and its operating subsidiaries, the long-term ratings of Appalachian Power Company, Columbus Southern Power Company, and Ohio Power Company (A3 senior secured); of Indiana Michigan Power Company and Kentucky Power Company (Baa1 senior secured); and of RGS (AEGCO) Funding Corporation and RGS (I&M) Funding Corporation (Baa2 senior secured).

               PSCo's ratings (A3 senior secured) are affirmed with a negative outlook, as are that of its subsidiary, PS Colorado Credit Corporation (Baa1 senior unsecured).

               Yorkshire Electricity plc is headquartered in Leeds,  United
          Kingdom.   Its  senior  unsecured Aa3  rating and  P-1 commercial
          paper ratings have been watchlisted for potential downgrade.

               AEP  is   headquartered  in  Columbus,  Ohio   and  PSCo  is
          headquartered in Denver, Colorado.



          American Electric Power Units' Ratings Affirmed; PSCo Still on CreditWatch

          Standard & Poor's affirmed its 'A-' senior secured debt rating on Appalachian Power Company, Columbus Southern Power Company, and Ohio Power Company, as well as its 'BBB+' senior secured ratings on Indiana Michigan Power Company and Kentucky Power Company, all of which are American Electric Power Company (AEP) operating units. The outlook on all five AEP operating units is still stable.

          In addition, the 'A-' senior secured debt rating of Public Service Company of Colorado (PSCo) is affirmed and remains on CreditWatch, with positive implications.

          This action follows the announcement by AEP and PSCo that they will acquire the British regional electric distribution company
          (REC) Yorkshire Electricity Group plc ('AA' senior unsecured debt; CreditWatch, negative) for $2.4 billion. Yorkshire's board of directors has agreed to the offer. As of December 31, 1996, AEP had about $8 billion of consolidated debt and PSCo had about $1.6 billion of debt outstanding.

          To execute the acquisition, AEP and PSCo have formed a 50/50 joint venture company, Yorkshire Holdings plc, under their unregulated entities, AEP Resources, Inc. and New Century International, Inc. About $1.7 billion will be borrowed by Yorkshire Electricity Group plc, without legal recourse to any of the domestic entities. The remaining $720 million, or about $360 million each, will be borrowed by domestic units of AEP and PSCo to fund their equity investment in Yorkshire.

          Yorkshire is one of 12 RECs in the U.K. Headquartered in Leeds (about 250 miles northeast of London), it serves 2.1 million customers in northeast England, in an area having a population of about 4.4 million. Overall, it appears that Yorkshire is a relatively low-risk investment, with solid earnings, sales growth potential, and a stable regulatory environment. And, the bulk of the acquisition debt is legally nonrecourse to AEP and PSCo. However, Standard & Poor's will attribute at least a portion of this debt to the consolidated financials of the buyers, premised on the assumption that neither AEP nor PSCo would permit Yorkshire to default on debt service. Moreover, the borrowing costs associated with short-term financing of the equity portion will lower consolidated coverage ratios over the near term for both utilities. AEP is expected to use the proceeds from its new issuedividend reinvestment program - about $70 million per year -
           to pay down this $360 million recourse transaction-related debt.
          PSCo is expected to pay down its domestic borrowing with proceeds from the sale of equity within the next six to 18 months.

          Although AEP and PSCo have the debt capacity to finance this acquisition without significant credit impact, this potentially large acquisition may restrain both utilities' domestic financing flexibility and divert management attention. This offer is subject to final approval by British regulators and Yorkshire shareholders. Standard & Poor's assessment of this proposed acquisition will be reviewed as details and events unfold. (See related News Comment on Yorkshire Electricity Group plc.)

                    Steve Zimmerman, New York (1)212-208-1658
                        Judith Waite, New York (1)212-208-1663



          DCR  Reaffirms   Most  Ratings  of   Selected  AEP  Subsidiaries;
          Downgrade Preferred Stock Ratings of APC and OPC

          Chicago (March 7, 1997) -- Duff & Phelps Credit Rating Co. (DCR) has reaffirmed the credit ratings of Appalachian Power Company
          (APC), Columbus Southern Power Company (CSPC) and Ohio Power Company (OPC) excluding the ratings on the preferred stock of APC and OPC which have been downgraded following the recent redemption of the majority of same and the expected debt financings needed to fund these transactions. The preferred stock downgrades reflect only the strategic proportional changes in each of the two companies' capital structures and is not reflective of either recent financial performance of the recently announced participation of American Electric Power Company, Inc. (AEP, the parent company of APC, CSPC and OPC) in a bid to acquire Yorkshire Electricity Group plc.

          APC's ratings include: First mortgage bonds and secured MTN's at A (Single-A), junior subordinated deferred interest debentures at A- (single-A-minus), preferred stock at BBB+ (triple-B-plus), and commercial paper at D-1 (D-One). APC's preferred stock had been rated A- (single-A-minus). CSPC's ratings include: First mortgage bonds and secured MTN's at A- (Single-A-minus), junior subordinated deferred interest debentures and preferred stock at BBB+ (triple-B-plus), and commercial paper at D-1- (D-One-minus). OPC's ratings include: First mortgage bonds (Single-A), debentures and junior subordinated deferred interest debentures at BBB+ (triple B-plus), preferred stock at BBB (triple-B), and commercial paper at D-1 (D-One). OPC's preferred stock had been rated BBB+ (triple-B-plus).

          The ratings reflect the overall strong performance and solid credit protection measures of each company. The ratings also reflect each company's improving capital structure and expectations of greater future emphasis on common equity and unsecured debt, principally junior subordinated, and reduced reliance on preferred equity. APC and OPC have redeemed 59 and 80 percent, respectively, of their respective outstanding preferred stock which will be funded through unsecured debt consisting of junior subordinated debentures and short term borrowings. This proportional shift toward unsecured debt and away from preferred stock in the capital structure creates the need at APC and OPC to differentiate the ratings of such debt relative to the preferred stock. While CSPC has also redeemed most of its outstanding preferred stock, its reliance on unsecured debt, including both senior and junior subordinated, in its capital structure is expected to be proportionally less than that of APC and OPC, thus its preferred stock rating remains unchanged.

          AEP recently announced that it will be a 50 percent partner, along with Public Service Company of Colorado, in a joint venture to acquire Yorkshire Electricity Group, plc, an electric utility company based in Leeds, England. Each company will contribute $360 million in equity capital with AEP funding its share through a combination of debt and equity. The debt will initially be raised via a bank facility at AEP Resources, Inc., a subsidiary of AEP, while the equity will come from AEP's dividend reinvestment plan.

          The acquisition is not expected to have a significant financial impact on APC, CSPC or OPC. Yorkshire is not anticipated to require any additional capital from AEP beyond its initial investment. Yorkshire will be operated independent from the operating utility companies in the U.S. Yorkshire's internal cash flow is expected to be sufficient to cover its capital expenditures as well as the associated debt requirements of the U.K. parent holding company and the U.S. parent companies.

          APC's credit protection measures are expected to remain stable in the future due to its low cost structure and resulting competitive rates. Internal cash flow is insufficient to cover capital expenditures thus continued access to the capital markets is needed which could pressure leverage. APC benefits from its affiliation with AEP in terms of balancing power generation needs. The company also benefits from low Clean Air Act compliance costs.

          CSPC's credit protection measures are solid and are expected to remain stable going forward. Costs remain near the regional average primarily due to amortization of costs associated with the Zimmer plant resulting in competitive pricing pressure. The company benefits from strong regional economic growth, a relatively low industrial load, its affiliation with the highly efficient AEP system and strong internal cash flow sufficient to cover capital expenditures and limit the need to access the capital markets.

          OPC's credit protection measures have shown improvement and are expected to remain stable going forward. OPC benefits from a low cost structure, competitive rates, strong regional economic growth, its affiliation with the AEP system and strong internal cash flow sufficient to cover capital expenditures and limit the need to access the capital markets. Significant off-balance sheet, debt-like obligations associated with scrubbers at its Gavin plant create a leveraging effect which increases financial risk when such obligations are reflected in an adjusted capital structure.

          APC, CSPC and OPC are three of the seven operating electric utility subsidiaries of AEP, which all together serve seven million retail customers in seven states. APC serves 865 thousand retail customers in Virginia and West Virginia. CSPC serves over 600 thousand retail customers in central and southern Ohio including the city of Columbus. OPC serves 673 thousand retail customers throughout Ohio. All three companies are also involved in the generation, purchase and transmission of electric power.

          DCR Contacts:  Brian M. Youngberg       Daniel R. Kastholm, CFA
                         (312)368-3332            (312)368-2070
                         youngberg@dcrco.com      kastholm@dcrco.com